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APPENDIX

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.                                        General Identifying Information

1.                                      Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐                                    Merger

☐                                    Liquidation

☒                                  Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 16, 25 and 26 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 11 of this form and complete verification at the end of the form.)

2.                                      Name of fund:  Variable Account J of Lincoln Life Assurance Co of Boston

3.                                      Securities and Exchange Commission File No.: 811-08269

4.                                      Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒                                  Initial Application                                              ☐                                    Amendment

5.                                      Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

2801 Highway 280 South

Birmingham, AL 35223

6.                                      Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Bradford Rodgers

2801 Highway 280 South

Birmingham, Alabama 35223

(205) 268-1113

7.                                      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Delaware Life Insurance Company of New York

1601 Trapelo Road, Suite 30

Waltham, MA 02451

781-790-8600

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.                                      Classification of fund (check only one):

☐                                    Management company;

☒                                  Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                      Subclassification if the fund is a management company (check only one):

☐                                    Open-end                                           ☐                                    Closed-end

10.                               Date the fund filed a notification of registration under section 8(a) of the Act [15 U.S.C. 80a-8(a)]: 6/20/1997

11.                               State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): MA

12.                               Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund’s contracts with those advisers have been terminated: N/A

13.                               Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Clarendon Insurance Agency, Inc.

14.                               If the fund is a unit investment trust (“UIT”) provide:

(a)                                 Depositor’s name(s) and address(es): Lincoln Life Assurance Company of Boston MA

(b)                                 Trustee’s name(s) and address(es): N/A

15.                               Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes   ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

16.                               (a)                                 Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☒ No

If Yes, state the date on which the board vote took place:

If No, explain:

The resolutions of the Board of Directors of Lincoln Life Assurance Co of Boston dated February 8, 2021 have granted the authority for Protective Life, in its role as administrator, to deregister Variable Account J of Lincoln Life Assurance Co of Boston.

(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☒ No

If Yes, state the date on which the board vote took place:

If No, explain:

The resolutions of the Board of Directors of Lincoln Life Assurance Co of Boston dated February 8, 2021 have granted the authority for Protective Life, in its role as administrator, to deregister Variable Account J of Lincoln Life Assurance Co of Boston.

II.                                   Distributions to Shareholders

17.                               Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐ Yes                            ☐ No

(a)                                 If Yes, list the date(s) on which the fund made those distributions:

(b)                                 Were the distributions made on the basis of net assets?

☐ Yes                            ☐ No

(c)                                  Were the distributions made pro rata based on share ownership?

☐ Yes                            ☐ No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)                                  Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes                            ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

18.                               Closed-end funds only:

Has the fund issued senior securities?

☐ Yes                            ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

19.                               Has the fund distributed all of its assets to the fund’s shareholders?

☐ Yes                            ☐ No

If No,

(a)                                 How many shareholders does the fund have as of the date this form is filed?

(b)                                 Describe the relationship of each remaining shareholder to the fund:

20.                               Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                            ☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.                              Assets and Liabilities

21.                               Does the fund have any assets as of the date this form is filed?

☐ Yes                            ☐ No

If Yes,

(a)                                 Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)                                 Why has the fund retained the remaining assets?

(c)                                  Will the remaining assets be invested in securities?

☐ Yes                            ☐ No

22.                               Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                            ☐ No

If Yes,

(a)                                 Describe the type and amount of each debt or other liability:

(b)                                 How does the fund intend to pay these outstanding debts or other liabilities?

IV.                               Information About Event(s) Leading to Request For Deregistration

23.                               (a)                                 List the expenses incurred in connection with the Merger or Liquidation:

(i)                                     Legal expenses:

(ii)                                  Accounting expenses:

(iii)                               Other expenses (list and identify separately):

(iv)                              Total expenses (sum of lines (i)-(iii) above):

(b)                                 How were those expenses allocated?

(c)                                  Who paid those expenses?

(d)                                 How did the fund pay for unamortized expenses (if any)?

24.                               Did the fund file an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                            ☐ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                    Conclusion of Fund Business

25.                               Is the fund a party to any litigation or administrative proceeding?

☐ Yes                            ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

26.                               Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☒ Yes                            ☐ No

If Yes, describe the nature and extent of those activities:

Variable Account J of Lincoln Life Assurance Co of Boston will continue to administer and support the outstanding variable annuity contracts. The Separate Account will be relying on an exception under Section 3(c)(1) of the Securities Act of 1940 for deregistration and will continue to operate as an unregistered separate account. There are currently less than 100 contracts in the Separate Account with no new contracts being issued.

VI.                               Mergers Only

27.                               (a)                                 State the name of the fund surviving the Merger:

(b)                                 State the file number of the fund surviving the Merger:   811-

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed:

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the
Investment Company Act of 1940 on behalf of	Variable Account J of Lincoln Life Assurance Co of Boston,
(Name of Fund)
(ii) he or she is the	Vice President and Senior Counsel of Protective Life Insurance Company, the Administrator
(Title)
of	Variable Account J of Lincoln Life Assurance Co of Boston,	and (iii) all actions by shareholders, directors, and any other body
(Name of Fund)

necessary to authorize the undersigned to execute and file this Form N-8F application has been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Bradford Rodgers
Bradford Rodgers
Vice President and Senior Counsel